QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Edison Mission Energy
Distribution Summary
For the years ended December 31, 2001 and 2000

	Twelve Months Ended December 31,
	2001	2000
	(Unaudited) (in millions)
Distributions from Consolidated Operating Projects
Edison Mission Midwest Holdings (Illinois Plants)	$75.0	$—
EME Homer City Generation L.P. (Homer City facilities) (1)	120.7	69.1
First Hydro Holdings	51.6	118.4
Holdings companies of other consolidated operating projects	0.3	27.2

	247.6	214.7

Distributions from Non-Consolidated Operating Projects
Distributions from Big 4 projects (2)	128.9	72.2
Distributions from Four Star Oil and Gas Company	61.5	51.1
Distributions from other non-consolidated operating projects	31.9	46.7

	222.3	170.0

Total Distributions	$469.9	$384.7

(1)
Excludes net distributions received from Edison Mission Holdings from the proceeds of the sale-leaseback transaction completed in December 2001.

(2)
The Big 4 projects are comprised of investments in the Kern River project, Midway-Sunset project, Sycamore project and Watson project. Distributions do not include either capital contributions made during the California energy crisis or the return of the capital subsequently. Distributions reflect the amount received by Edison Mission Energy after debt service payments by Edison Mission Energy Funding Corp.

QuickLinks

  Exhibit 99.1
Edison Mission Energy Distribution Summary For the years ended December 31, 2001 and 2000